Global Payments Inc.
3550 Lenox Road
Atlanta, Georgia 30326
770-829-8000
www.globalpay.com
October 10, 2019

Via EDGAR

William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Global Payments Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K filed July 30, 2019
File No. 1-16111
Request for Extension

Dear Mr. Thompson:

Global Payments Inc. (the "Company") acknowledges receipt of the letter dated October 1, 2019 from the Staff of the Division of Corporate Finance of the Securities and Exchange Commission. In an email exchange today with Ta Tanisha Meadows of the Staff, Ms. Meadows kindly granted the Company’s request for an extension to November 4, 2019 to respond to the Staff’s comment. Accordingly, the Company plans to respond to the Staff's comment letter on or before that date. The Company greatly appreciates the Staff's cooperation in this regard.

Sincerely,

/s/ David M. Sheffield
David M. Sheffield
Senior Vice President and Chief Accounting Officer

Service. Driven. Commerce